Corning Incorporated
Corning, New York  14831

February 7, 1995



Securities and Exchange Commission
Operations Center Stop D-7
6432 General Green Way
Alexandria, VA  22312

Attn:  Document Control -- EDGAR

SUBJECT:  Corning Incorporated Schedule 13-G

Gentlemen:

     On behalf of the Investment Plan and the Investment Plan for Unionized Hourly Employees of
Corning Incorporated ("Corning") and certain affiliated companies, enclosed herewith for filing with the Commission is Amendment No. 6 dated February 7, 1995 to Schedule 13G covering the 10,677,128 shares of Corning's Common Stock and the 243,770 shares of Corning's Series B 8% Convertible Preferred Stock held in such Plans at December 31, 1994.

     The filing fee of $100 has been paid by wire transfer to the Commission's lockbox facility at the Mellon Bank in Pittsburgh, Pennsylvania.

     If you have any questions or comments concerning this filing, please call me at (607) 974-8246.

                              Very truly yours,


                              /s/A. JOHN PECK, JR.
                                 A. John Peck, Jr.
                                 Secretary


Enclosures

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549

_________________________________________________________________

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. 6)

                       CORNING INCORPORATED
                        (Name of Issuer)

             Common Shares, Par Value $.50 Per Share
                 (Title of Class of Securities)

                           219350-10-5
                         (CUSIP Number)

                    William C. Ughetta, Esq.
                      Corning Incorporated
                      One Riverfront Plaza
                       Corning, NY  14831
                   Telephone:  (607) 974-8247
             (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and
                         Communications)





Check the following box if a fee is being paid with this statement X .

Item 1

     (a)  Name of Issuer:

          Corning Incorporated

     (b)  Address of Issuer's Principal Executive Offices:

          One Riverfront Plaza, Corning, New York  14831

Item 2

     (a)  Name of Person Filing:

          The Investment Plan and the Investment Plan for
          Unionized Hourly Employees of Corning Incorporated and certain affiliated companies (the "Plans")

     (b)  Address of Principal Business Office:

          One Riverfront Plaza, Corning, New York  14831

     (c)  Citizenship:

          Not applicable

     (d)  Title of Class of Securities:

          Common Shares, par value $.50 per share

     (e)  CUSIP Number:

          219350 10 5

Item 3

     (a) The Plans are defined contribution plans which are subject to the provisions of the Employee Retirement
          Income Security Act of 1974

Item 4    Ownership

     (a)  Amount Beneficially Owned:

          The equivalent of 11,652,208 Common shares at December 31, 1994, being 10,677,128 shares of Common
          Stock and 243,770 shares of Series B 8% Convertible
          Preferred Stock. Each share of Common Stock is entitled to one vote and each share of Preferred Stock is entitled to four votes.

     (b)  Percent of Class:

          4.69% - Common
          100%  - Series B Preferred
          5.13% - Overall Voting Percent

     (c)  Number of Shares as to which such person has:

          (i)    sole power to vote or to direct the vote:

                 None

          (ii)   shared power to vote or to direct the vote:

                 None

          (iii)  sole power to dispose or to direct the
                 disposition of:

                 None

          (iv) shared power to dispose or to direct the disposition of:

                 None

          Under the provisions of the Plans and the related trust agreement, the power to vote the Common and Series B Preferred shares and the power to respond to tender offers or other offers to sell such shares is passed through to the participants in the Plans.

          Only the Trustee of the Plans may be the record owner of the Series B Preferred shares. Each share of Series B Preferred Stock, $100 par value, is convertible into four Common shares at a conversion price of $25 per share. Holders of the Series B Preferred shares are entitled to vote on all matters submitted to holders of Common stock, each share of Series B having four votes.

Item 5    Ownership of Five Percent or Less of a Class

          Not applicable

Item 6    Ownership of More Than Five Percent on Behalf of
          Another Person

          The Plans hold these securities on behalf of the employees who are participants in the Plans. Dividends are reinvested and are not currently distributed to participants. Common dividends are reinvested in Common shares. Preferred dividends are reinvested in fixed income instruments. Beneficiaries of the Plans have the right to receive securities and/or proceeds from the sale of the securities allocated to their respective accounts in the manner and at the time specified in the Plans. No individual beneficiary's account under the Plans has been allocated more than five percent of the issuer's outstanding Common shares.

Item 7    Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company

          Not applicable

Item 8    Identification and Classification of Members of the
          Group

          Not applicable

Item 9    Notice of Dissolution of Group

          Not applicable

Item 10   Certification

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to below were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              CORNING INCORPORATED, on behalf of
                              its Investment Plan and Investment
                              Plan for Unionized Hourly Employees



Date:  February 7, 1995      By:  /s/A. JOHN PECK, JR.
                                  Name:   A. John Peck, Jr.
                                  Title:  Secretary



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